                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)

                                    AMFM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001693 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 THOMAS O. HICKS
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 OCTOBER 2, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

                         (Continued on following pages)

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 2
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             MR. THOMAS O. HICKS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     4,137,293
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          55,335,731
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             4,137,293
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     55,335,731
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          59,473,024
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 3
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM2/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          13,127,402
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 4
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM2/CHANCELLOR GP, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          13,127,402
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 5
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM2/CHANCELLOR HOLDINGS, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          13,127,402
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 6
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM2/HMW, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          2,155,514
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,155,514
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,155,514
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 7
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          2,170,446
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,446
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,446
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 8
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM2/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          2,170,446
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,446
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,446
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 9
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          2,170,446
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,446
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,446
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE FUND II INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          2,170,446
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,446
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,446
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 11
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM4/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          8,542,485
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,542,485
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,542,485
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 12
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE FUND IV LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          8,542,485
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,542,485
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,542,485
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 13
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             CAPSTAR BROADCASTING PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          30,007,111
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     30,007,111
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,007,111
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 14
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM3/CAPSTAR PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          30,007,111
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     30,007,111
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,007,111
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 15
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM3/CAPSTAR, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          30,007,111
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     30,007,111
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,007,111
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 16
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             CAPSTAR BT PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          1,268,411
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     1,268,411
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,268,411
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 17
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             CAPSTAR BOSTON PARTNERS, L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          135,136
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     135,136
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          135,136
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 18
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HM3/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          1,403,547
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     1,403,547
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,403,547
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 19
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE GP PARTNERS III, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          1,403,547
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     1,403,547
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,403,547
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-----------------------------                       ----------------------------
CUSIP No. 001693 10 0                 13D                      Page 20
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             HICKS, MUSE FUND III INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                                             -----------------------------------
                 NUMBER OF                   8       SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                          1,403,547
                 OWNED BY                    -----------------------------------
                   EACH                      9       SOLE DISPOSITIVE POWER
                 REPORTING
                  PERSON                             0
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     1,403,547
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,403,547
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

         This Amendment No. 6 to Schedule 13D amends and supplements Items 3, 4, 5, 6, and 7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about September 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 filed on March 24, 1998, as further amended by Amendment No. 2 filed on September 16, 1998, as further amended by Amendment No. 3 filed on March 24, 1999, as further amended by Amendment No. 4 filed on April 15, 1999, by Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., Hicks, Muse Fund II Incorporated, HM4 Chancellor, L.P., and Hicks, Muse Fund IV LLC, and as further amended by Amendment No. 5 filed on July 13, 1999, by Mr. Thomas O. Hicks ("Mr. Hicks"), HM2/Chancellor, L.P., a Texas limited partnership ("HM2/Chancellor"), HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"), HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"), HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"), Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HM Fund II"), HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP Partners"), Hicks, Muse GP Partners, L.P., a Texas limited partnership ("Hicks Muse Partners"), Hicks, Muse Fund II Incorporated, a Texas corporation ("Fund II Incorporated"), HM4/Chancellor, L.P., a Texas limited partnership ("HM4"), Hicks, Muse Fund IV LLC, a Texas limited liability company ("HM Fund IV"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar Partners"), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar Partners"), HM3/Capstar, Inc., a Texas corporation ("HM3/Capstar"), Capstar BT Partners, L.P., a Delaware limited partnership ("BT Partners"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Boston Partners"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/Partners"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III"), and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated") (collectively, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of AMFM Inc. (formerly known as Chancellor Media Corporation) (the "Company"). Items 1 and 2 of the original Schedule 13D, as amended, remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original
Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Capstar Merger. On July 13, 1999, CMC Merger Sub, Inc., a wholly-owned subsidiary of the Company, merged with and into Capstar Broadcasting Corporation, a Delaware corporation ("Capstar"), with Capstar surviving the merger as a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement related to such transaction, holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively, the "Capstar Common Stock") of Capstar outstanding immediately prior to the merger became entitled to receive 0.4955 of a share of Common Stock of the Company for each share of Capstar Common Stock held by such holders. The following Reporting Persons received or may be deemed to have received shares of Common Stock of the Company in exchange for Capstar Common Stock as a result of the merger:

                                             Number of Shares Received               Number of Shares Received
Reporting Person                        (Sole Voting and Dispositive Power)    (Shared Voting and Dispositive Power)
----------------                        -----------------------------------    -------------------------------------
Thomas O. Hicks                                      2,465,404                               32,878,221
Capstar Partners                                        --                                   30,198,013
HM3/Capstar Partners                                    --                                   30,198,013
HM3/Capstar                                             --                                   30,198,013
BT Partners                                             --                                    2,536,822
Boston Partners                                         --                                      135,136
HM3/Partners                                            --                                    2,671,958
GP Partners III                                         --                                    2,671,958
Fund III Incorporated                                   --                                    2,671,958

For a description of the nature of the sole and shared voting and dispositive power of the shares received in the merger and described above, see Item 5(b) of this Amendment No. 6 to Schedule 13D.

         Distributions. On October 7, 1999, HM4 effected a distribution of 170,515 shares of Common Stock of the Company to certain of its partners (the "HM4 Distribution"), including 24,745 shares that were ultimately distributed to Mr. Hicks, 3,950 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 798 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 17,911 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

         On October 7, 1999, Capstar Partners effected a distribution of 190,902 shares of Common Stock of the Company to certain of its partners (the "Capstar Partners Distribution"), including 26,256 shares that were ultimately distributed to Mr. Hicks, 4,455 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 900 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 21,826 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

         On October 7, 1999, BT Partners effected a distribution of 1,268,411 shares of Common Stock of the Company to certain of its partners (the "BT Partners Distribution" and together with the HM4 Distribution and the Capstar Partners Distribution, the "Distributions"). The ownership of the shares distributed in the BT Partners Distribution is not attributable to Mr. Hicks.

ITEM 4. PURPOSE OF TRANSACTION

         Capstar Merger. The shares of Common Stock received by the Reporting Persons described under the heading "Capstar Merger" in Item 3 to this Amendment No. 6 to Schedule 13D were acquired as a result of the merger of the Company and Capstar and are being held by such Reporting Persons for investment purposes. Mr. Hicks is the Chairman of the Board and Chief Executive Officer of the Company and, through the relationships described in Item 5 hereof and considering the Distributions, may be deemed to beneficially own approximately 28.4% of the outstanding shares of Common Stock of the Company.

Mr. Hicks may be deemed to have received options to acquire 969,616 shares of Common Stock (the "Options") as partial consideration for the termination of certain contractual arrangements that Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners") had with Capstar prior to the merger. The Options are held by Hicks Muse Partners. Mr. Hicks is a limited partner of Hicks Muse Partners and a shareholder and executive officer of HM Partners Inc., the general partner of Hicks Muse Partners and, accordingly, may be deemed to beneficially own all or a portion of the Options held by Hicks Muse Partners. The Options become exercisable when the average fair market value of the Common Stock equals or exceeds $100 per share for a period of 30 consecutive trading days during the five year period following July 13, 1999, the date of the grant; provided, that the Options become immediately exercisable upon a change of control of the Company.

         Distributions. The shares of Common Stock received by the Reporting Persons described under the heading "Distributions" in Item 3 to this Amendment No. 6 to Schedule 13D were acquired as a result of a distribution by certain limited partnerships holding Common Stock of the Company and are being held by such Reporting Persons for investment purposes.

         Clear Channel Communications, Inc. Merger. Pursuant to that certain Agreement and Plan of Merger dated October 2, 1999 (the "Merger Agreement"), among Clear Channel Communications, Inc. (the "Parent"), CCU Merger Sub, Inc, a wholly owned subsidiary of the Parent (the "Merger Sub"), and the Company, the Merger Sub will be merged (the "Merger") with and into the Company, and the Company will become a wholly-owned subsidiary of the Parent. The following summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated herein by reference.

         The Merger Agreement provides, among other things, that upon the consummation of the Merger each share of Common Stock, issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares of Common Stock held as treasury shares of the Company) will be converted into 0.9400 (the "Conversion Number") of a duly authorized, validly issued and nonassessable share of the common stock, par value $.10 per share ("Parent Common Stock"), of the Parent, such Conversion Number being subject to adjustment as described in the Merger Agreement.

         Consummation of the Merger is subject to various conditions, covenants and agreements fully set forth in the Merger Agreement, including, without limitation, the conditions that (i) the Merger and Merger Agreement be approved by the holders of a majority of the outstanding shares of Common Stock at a stockholders meeting to be called by the Company, (ii) the holders of a majority of the outstanding shares of Parent Common Stock actually present and voting at a stockholders meeting to be called by the Parent approve the issuance of shares of Parent Common Stock to the stockholders of the Company in the Merger, and
(iii) after consummation of the Merger, certain director nominees, including Thomas O. Hicks, be elected to the Board of Directors of the Parent and Mr. Hicks be appointed Vice Chairman of the Board of Directors of the Parent.

         Pursuant to the Voting Agreement dated October 2, 1999 (the "Hicks Voting Agreement"), by and between the Parent and Mr. Hicks, Mr. Hicks has agreed as follows:

                  (1) to vote (or cause to be voted) all of the shares of Common Stock of which Mr. Hicks is the record owner (the "Hicks Shares") (and any and all securities issued or issuable in respect thereof) and which Mr. Hicks is entitled to vote (or to provide his written consent thereto), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise: (i) in favor of the Merger and the approval and adoption of the terms contemplated by the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (iii) except for all such actions which may be permitted to the Company under the Merger Agreement, against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries other than the Merger, (B) a sale or transfer of a material amount of assets of the Company or any of its material subsidiaries or the issuance of any securities of the Company or any subsidiary, (C) any change in the Board of Directors of the Company other than in connection with an annual meeting of the stockholders of the Company with respect to the slate of directors proposed by the incumbent Board of Directors of the Company (in which case Mr. Hicks has agreed to vote for the slate proposed by the incumbent Board) or (D) any action that is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transaction contemplated by the Merger Agreement; and

                  (2) Mr. Hicks may sell, transfer, assign, pledge, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the Hicks Shares or any interest contained therein, free from obligations on the transferee, assignee, or pledge under the Hicks Voting Agreement; provided, however, Mr. Hicks shall not be released from his obligations under paragraph (1) to the extent Mr. Hicks retains voting rights over such Hicks Shares.

         Pursuant to the Voting Agreement dated October 2, 1999 (the "Hicks Affiliate Voting Agreement"), among Parent and HM2/HMW, HM2/Chancellor, HM4, and Capstar Partners (collectively, the "Hicks Affiliates"), each of the Hicks Affiliates has agreed as follows:

                  (1) to vote (or cause to be voted) all of the shares of Common Stock of which such Hicks Affiliate is the record owner (the "Affiliate Shares") (and any and all securities issued or issuable in respect thereof) and which such Hicks Affiliate is entitled to vote (or to provide its written consent thereto), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in the same manner as described in paragraph (1) of the description of the Hicks Voting Agreement;

                  (2) not to sell, transfer, assign, pledge, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the Affiliate Shares or any interest contained therein;

                  (3) not to, except as contemplated by the Hicks Affiliate Voting Agreement, grant any proxies or power of attorney to enter into a voting agreement or other arrangement with respect to the Affiliate Shares, other than the Hicks Affiliate Voting Agreement;

                  (4) not to deposit the Affiliate Shares into a voting trust;
         and

                  (5) not to buy, sell or trade any equity security of the Parent, including, without limitation, entering into any put, call, option, swap, collar or any other derivative transaction which has a similar economic effect.

         The foregoing summary of the terms of the Hicks Voting Agreement and Hicks Affiliate Voting Agreement (collectively, the "Voting Agreements") is qualified in its entirety by reference to the respective Voting Agreements, copies of which are attached hereto and incorporated herein by reference.

         Except as otherwise set forth in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, and any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         Following the transactions described in Item 3:

         (a)

                           (1) Mr. Hicks may be deemed to beneficially own in
                  the aggregate 59,473,024 shares of the Common Stock of the Company, representing approximately 28.4% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 4,137,293 shares, and shared voting and dispositive power with respect to 55,335,731 shares as a result of the relationships described in paragraph (b)(1) below.

                           (2) HM2/Chancellor may be deemed to beneficially own
                  in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 6.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(2) below.

                           (3) HM2/Chancellor GP may be deemed to beneficially
                  own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 6.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(3) below.

                           (4) HM2/Chancellor Holdings may be deemed to
                  beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 6.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(4) below.

                           (5) HM2/HMW may be deemed to beneficially own in the
                  aggregate 2,155,514 shares of the Common Stock of the Company, representing approximately 1.0% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,514 shares as a result of the relationships described in paragraph (b)(5) below.

                           (6) HM Fund II may be deemed to beneficially own in
                  the aggregate 2,170,446 shares of the Common Stock of the Company, representing approximately 1.0% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,446 shares as a result of the relationships described in paragraph
                  (b)(6) below.

                           (7) [Intentionally omitted.]

                           (8) HM2/GP Partners may be deemed to beneficially own
                  in the aggregate 2,170,446 shares of the Common Stock of the Company, representing approximately 1.0% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,446 shares as a result of the relationships described in paragraph (b)(8) below.

                           (9) Hicks Muse Partners may be deemed to beneficially
                  own in the aggregate 2,170,446 shares of the Common Stock of the Company, representing approximately 1.0% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,446 shares as a result of the relationships described in paragraph (b)(9) below.

                           (10) Fund II Incorporated may be deemed to
                  beneficially own in the aggregate 2,170,446 shares of the Common Stock of the Company, representing approximately 1.0% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,446 shares as a result of the relationships described in paragraph (b)(10) below.

                           (11) HM4 may be deemed to beneficially own in the
                  aggregate 8,542,485 shares of the Common Stock of the Company, representing approximately 4.1% of the outstanding shares of Common Stock. Of such shares, HM4 has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,542,485 shares as a result of the relationships described in paragraph (b)(11) below.

                           (12) HM Fund IV may be deemed to beneficially own in
                  the aggregate 8,542,485 shares of the Common Stock of the Company, representing approximately 4.1% of the outstanding shares of Common Stock. Of such shares, HM Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,542,485 shares as a result of the relationships described in paragraph
                  (b)(12) below.

                           (13) Capstar Partners may be deemed to beneficially
                  own in the aggregate 30,007,111 shares of the Common Stock of the Company, representing approximately 14.3% of the outstanding shares of Common Stock. Of such shares, Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 30,007,111 shares as a result of the relationships described in paragraph (b)(13) below.

                           (14) HM3/Capstar Partners may be deemed to
                  beneficially own in the aggregate 30,007,111 shares of the Common Stock of the Company, representing approximately 14.3% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 30,007,111 shares as a result of the relationships described in paragraph (b)(14) below.

                           (15) HM3/Capstar may be deemed to beneficially own in
                  the aggregate 30,007,111 shares of the Common Stock of the Company, representing approximately 14.3% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 30,007,111 shares as a result of the relationships described in paragraph
                  (b)(15) below.

                           (16) BT Partners may be deemed to beneficially own in
                  the aggregate 1,268,411 shares of the Common Stock of the Company, representing approximately 0.6% of the outstanding shares of Common Stock. Of such shares, BT Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,268,411 shares as a result of the relationships described in paragraph
                  (b)(16) below.

                           (17) Boston Partners may be deemed to beneficially
                  own in the aggregate 135,136 shares of the Common Stock of the Company, representing approximately 0.1% of the outstanding shares of Common Stock. Of such shares, Boston Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 135,136 shares as a result of the relationships described in paragraph (b)(17) below.

                           (18) HM3/Partners may be deemed to beneficially own
                  in the aggregate 1,403,547 shares of the Common Stock of the Company, representing approximately 0.7% of the outstanding shares of Common Stock. Of such shares, HM3/Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,403,547 shares as a result of the relationships described in paragraph
                  (b)(18) below.

                           (19) GP Partners III may be deemed to beneficially
                  own in the aggregate 1,403,547 shares of the Common Stock of the Company, representing approximately 0.7% of the outstanding shares of Common Stock. Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,403,547 shares as a result of the relationships described in paragraph (b)(19) below.

                           (20) Fund III Incorporated may be deemed to
                  beneficially own in the aggregate 1,403,547 shares of the Common Stock of the Company, representing approximately 0.7% of the outstanding shares of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,403,547 shares as a result of the relationships described in paragraph (b)(20) below.

         (b)
                           (1) Of the 4,137,293 shares of Common Stock for which
                  Mr. Hicks has sole voting and dispositive power, 3,657,625 shares are held of record by Mr. Hicks, 331,030 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children, 108,901 shares are held of record by a private foundation controlled by Mr. Hicks, and 39,737 shares are owned of record by a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member. Of the 55,335,731 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 23,293 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, 61,447 shares are owned of record by a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 55,250,991 of such shares are owned of record as follows: 13,127,402 shares of Common Stock are owned of record by HM2/Chancellor; 2,155,514 shares of Common Stock are owned of record by HM2/HMW; 14,932 shares of Common Stock are owned of record by HM Fund II; 8,542,485 shares of

                  Common Stock are owned of record by a nominee on behalf of HM4; 30,007,111 shares are held of record by Capstar Partners; 1,268,411 shares of Common Stock are owned of record by BT Partners; and 135,136 shares of Common Stock are owned of record by Boston Partners.

                                    HM2/Chancellor GP is the general partner of
                  HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

                                    HM Fund II is the general partner of HM2/HMW
                  and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief Executive Officer and Partner of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

                                    HM Fund IV is the general partner of HM4
                  and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4. Mr. Hicks is the sole member of HM Fund IV and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM Fund IV.

                                    HM3/Capstar Partners is the general partner
                  of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of HM3/Capstar and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM3/Capstar.

                                    HM3/Partners is the general partner of each
                  of BT Partners and Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by BT Partners and Boston Partners. GP Partners III is the general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of Fund III Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund III Incorporated.

                           (2) Of the 13,127,402 shares of Common Stock for
                  which HM2/Chancellor has shared voting and dispositive power, 13,127,402 of such shares are held of record by HM2/Chancellor.

                           (3) Of the 13,127,402 shares of Common Stock for
                  which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor GP, and 13,127,402 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

                           (4) Of the 13,127,402 shares of Common Stock for
                  which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 13,127,402 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

                           (5) Of the 2,155,514 shares of Common Stock for which
                  HM2/HMW has shared voting and dispositive power, 2,155,514 of such shares are held of record by HM2/HMW.

                           (6) Of the 2,170,446 shares of Common Stock for which
                  HM Fund II has shared voting and dispositive power, 14,932 of such shares are held of record by HM Fund II, and 2,155,514 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW.

                           (7) [Intentionally omitted.]

                           (8) Of the 2,170,446 shares of Common Stock for which
                  HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,170,446 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

                           (9) Of the 2,170,446 shares of Common Stock for which
                  Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse Partners, and 2,170,446 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

                           (10) Of the 2,170,446 shares of Common Stock for
                  which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,170,446 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

                           (11) Of the 8,542,485 shares of Common Stock for
                  which HM4 has shared voting and dispositive power, 8,542,485 of such shares are beneficially owned by HM4.

                           (12) Of the 8,542,485 shares of Common Stock for
                  which HM Fund IV has shared voting and dispositive power, none of such shares are held of record by HM Fund IV, and 8,542,485 of such shares are beneficially owned by HM4. HM Fund IV is the general partner of HM4 and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4.

                           (13) Of the 30,007,111 shares of Common Stock for
                  which Capstar Partners has shared voting and dispositive power, 30,007,111 of such shares are held of record by Capstar Partners.

                           (14) Of the 30,007,111 shares of Common Stock for
                  which HM3/Capstar Partners has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar Partners, and 30,007,111 of such shares are held of record by Capstar Partners. HM3/Capstar Partners is the general partner of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Capstar Partners.

                           (15) Of the 30,007,111 shares of Common Stock for
                  which HM3/Capstar has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar, and 30,007,111 of such shares are beneficially owned by HM3/Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners.

                           (16) Of the 1,268,411 shares of Common Stock for
                  which BT Partners has shared voting and dispositive power, 1,268,411 of such shares are held of record by BT Partners.

                           (17) Of the 135,136 shares of Common Stock for which
                  Boston Partners has shared voting and dispositive power, 135,136 of such shares are held of record by Boston Partners.

                           (18) Of the 1,403,547 shares of Common Stock for
                  which HM3/Partners has shared voting and dispositive power, none of such shares are held of record by HM3/Partners, 1,268,411 of such shares are held of record by BT Partners, and 135,136 of such shares are beneficially owned by Boston Partners. HM3/Partners is the general partner of each of BT Partners and Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by BT Partners and Boston Partners.

                           (19) Of the 1,403,547 shares of Common Stock for
                  which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, and 1,403,547 of such shares are beneficially owned by HM3/Partners. GP Partners III is the general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners.

                           (20) Of the 1,403,547 shares of Common Stock for
                  which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated, and 1,403,547 of such shares are beneficially owned by GP Partners III. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III.

                  Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Amendment No. 6 to Schedule 13D not owned by him or it of record.

                  (c) See Item 3.

                  (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, HM Fund II, Capstar Partners, BT Partners and Boston Partners and beneficially owned by HM4 described in paragraphs (a) and (b) above is governed by the limited partnership and limited liability agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information regarding the Merger Agreement, the Voting Agreements, and the Options that is set forth in Item 4 of this Amendment No. 6 to Schedule 13D is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1 Agreement and Plan of Merger dated October 2, 1999, among Parent, Merger Sub, and Company. (1)

10.2 Voting Agreement dated October 2, 1999, by and between Parent and Thomas O. Hicks.*

10.3     Voting Agreement dated October 2, 1999, among Parent and Hicks
         Affiliates.*

10.4 Stock Option Grant Agreement dated July 13, 1999, by and between the Company and Hicks Muse Partners for 335,099 shares.*

10.5 Stock Option Grant Agreement dated July 13, 1999, by and between the Company and Hicks Muse Partners for 634,517 shares.*

99.1     Joint Filing Agreement dated September 14, 1999 among Reporting
         Persons. (2)


------------------

*Filed herewith.

(1) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 5, 1999.

(2) Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 15, 1999, and is incorporated herein by reference thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  By:                 *
-----------------------------------          -----------------------------------
             Date                            Name: Thomas O. Hicks


                                          *By: /s/ David W. Knickel
                                               ---------------------------------
                                               David W. Knickel
                                               Attorney-in-Fact

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE FUND II INCORPORATED
-----------------------------------
             Date

                                          By: /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President, Treasurer
                                                     and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE GP PARTNERS, L.P.
-----------------------------------
             Date
                                          By: HICKS, MUSE FUND II INCORPORATED,
                                              its general partner


                                          By: /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President, Treasurer
                                                     and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM2/GP PARTNERS, L.P.
-----------------------------------
             Date                         By: HICKS, MUSE GP PARTNERS, L.P., its
                                              general partner

                                              By: HICKS, MUSE FUND II
                                                  INCORPORATED, its general
                                                  partner



                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE, TATE & FURST EQUITY
-----------------------------------       FUND II, L.P.
             Date
                                          By: HM2/GP PARTNERS, L.P., its general
                                              partner

                                          By: HICKS, MUSE GP PARTNERS, L.P., its
                                              general partner

                                          By: HICKS, MUSE FUND II INCORPORATED,
                                              its general partner



                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM2/HMW, L.P.
-----------------------------------
             Date                         By: HICKS, MUSE, TATE & FURST EQUITY
                                              FUND II, L.P., its general partner

                                          By: HM2/GP PARTNERS, L.P., its general
                                              partner

                                          By: HICKS, MUSE GP PARTNERS, L.P., its
                                              general partner

                                          By: HICKS, MUSE FUND II INCORPORATED,
                                              its general partner



                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM2/CHANCELLOR, L.P.
-----------------------------------
             Date                         By: HM2/CHANCELLOR GP, L.P., its
                                              general partner

                                          By: HM2/CHANCELLOR HOLDINGS, INC., its
                                              general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM2/CHANCELLOR GP, L.P.
-----------------------------------
             Date                         By: HM2/CHANCELLOR HOLDINGS, INC.,
                                              its general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM2/CHANCELLOR HOLDINGS, INC.
-----------------------------------
             Date

                                          By:    /s/ David W. Knickel
                                                 -------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President, Treasurer
                                                 and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM4/CHANCELLOR, L.P.
-----------------------------------
             Date
                                          By: HICKS, MUSE FUND IV LLC, its
                                              general partner



                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE FUND IV LLC
-----------------------------------
             Date


                                          By: /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President,
                                                     Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  CAPSTAR BROADCASTING PARTNERS, L.P.
-----------------------------------
             Date
                                          By: HM3/CAPSTAR PARTNERS, L.P., its
                                              general partner

                                          By: HM3/CAPSTAR, INC., its general
                                              partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM3/CAPSTAR PARTNERS, L.P.
-----------------------------------
             Date                         By: HM3/CAPSTAR, INC., its general
                                              partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM3/CAPSTAR, INC.
-----------------------------------
             Date
                                          By: /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President, Treasurer
                                                     and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  CAPSTAR BT PARTNERS, L.P.
-----------------------------------
             Date
                                          By: HM3/GP PARTNERS, L.P., its general
                                              partner

                                          By: HICKS, MUSE GP PARTNERS III, L.P.,
                                              its general partner

                                          By: HICKS, MUSE FUND III INCORPORATED,
                                              its general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  CAPSTAR BOSTON PARTNERS, L.L.C.
-----------------------------------
             Date
                                          By: HM3/GP PARTNERS, L.P., its
                                              managing member

                                          By: HICKS, MUSE GP PARTNERS III, L.P.,
                                              its general partner

                                          By: HICKS, MUSE FUND III INCORPORATED,
                                              its general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HM3/GP PARTNERS, L.P.
-----------------------------------
             Date                         By: HICKS, MUSE GP PARTNERS III, L.P.,
                                              its general partner

                                          By: HICKS, MUSE FUND III INCORPORATED,
                                              its general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE GP PARTNERS III, L.P.
-----------------------------------
             Date
                                          By: HICKS, MUSE FUND III INCORPORATED,
                                              its general partner


                                              By: /s/ David W. Knickel
                                                  ------------------------------
                                                  Name:  David W. Knickel
                                                  Title: Vice President,
                                                         Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 12, 1999                  HICKS, MUSE FUND III INCORPORATED
-----------------------------------
             Date


                                          By: /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President,
                                                     Treasurer and Secretary

                                  EXHIBIT INDEX

    Exhibit
      No.                                    Description
    -------                                  -----------
     10.1                Agreement and Plan of Merger dated October 2, 1999,
                         among Parent, Merger Sub, and Company. (1)

     10.2                Voting Agreement dated October 2, 1999, by and between
                         Parent and Thomas O. Hicks.*

     10.3 Voting Agreement dated October 2, 1999, among Parent and Hicks Affiliates.*

     10.4 Stock Option Grant Agreement dated July 13, 1999, by and between the Company and Hicks Muse Partners for 335,099 shares.*

     10.5 Stock Option Grant Agreement dated July 13, 1999, by and between the Company and Hicks Muse Partners for 634,517 shares.*

     99.1                Joint Filing Agreement dated September 14, 1999 among
                         Reporting Persons. (2)

----------------

*Filed herewith.

(1) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 5, 1999.

(2) Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 15, 1999, and is incorporated herein by reference thereto.